Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

February 22, 2016

Tom Kluck
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	M I Acquisitions, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 23, 2015 CIK No. 0001653558

Dear Mr. Kluck:

On behalf of our client, M I Acquisitions, Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated January 23, 2016 (the “Staff’s Letter”) regarding the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Tom Kluck February 22, 2016 Page 2

Prospectus Summary, page 1

Stockholder approval of, or tender offer in connection with, initial business combination, page 12

1.	We note that your insiders, officers, directors, and their affiliates could purchase shares in the open market or in private transactions to satisfy the cash conditions or to influence the vote. Please clarify here and on page 56 whether funds in the trust account may be used for such purchases. Please disclose how you expect the purchases would comply with the anti-manipulation provisions of Section 9(a)(2) and 10(b) of the Exchange Act, Rule 10b-18 (if applicable), and Regulation M.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 56 of the Amended S-1.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner